EXHIBIT 99.1

Student Transportation Inc. Honors Employees for Emergency Response

Emergency Situation Prompted School Bus Drivers and Staff to Act Swiftly

WALL, N.J., April 13, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), an industry leader in safety and North America's largest independent provider of student transportation services, honored dozens of employees at its subsidiary, Student Transportation of America (STA), in its Grand Junction, Colorado terminal for their emergency response during a recent bomb threat at a local high school in Mesa County Valley School District 51. Upon being notified of the threat and possibly dangerous situation, 23 of STA’s drivers responded during their break between routes, alongside four mechanics and seven other staff members who jumped into action within minutes to help the school during this emergency and evacuate students to safety at a neighboring school.

“A call to action occurred and within minutes we had 31 buses on site at a period of time in the day when our drivers were in between routes,” stated Shane Anderson, Operations Manager of STA in Grand Junction. “Our drivers and staff reacted so swiftly with little direction, I could not be more proud to have the opportunity and honor to be their leader. This event stands as a true testament to the professionals we have working and representing the STA Family with pride, respect and dignity. Truly a recognition of the great work we are doing here in Grand Junction and an example of our unsung heroes’ abilities to transport some of the world’s most precious cargo.”

Members of the local community expressed their appreciation of the heroics of STA’s Grand Junction team. Phil Onofrio, Chief Operating Officer of Mesa County Valley School District 51, stated, “Outstanding! We could not be happier with the performance and handling of this situation.” Added Tim Leon, Fruita Police Department Reserve Police Officer and District 51 Security Supervisor, “Thank you! What another shining example of our great partnership and STA’s dedication to our students and communities. We made the right decision in contracting with STA.”

The STA Grand Junction team was recognized at a ceremony where they were given ‘hero’ pins and certificates from STI’s Chairman and CEO, Denis Gallagher, recognizing their heroic acts. “We have a very special STI Family throughout North America who I am proud to work for,” stated Gallagher. “Our folks in Grand Junction are no exception and they rose to the occasion during an emergency situation and did an amazing job.” Members of the Grand Junction team recognized are:

Gloria Street, School Bus Driver	Monica Martin, School Bus Driver
Jimmy Petitt, School Bus Driver	Joseph Beghan, School Bus Driver
Kathy Theisen, School Bus Driver	Mary Bosch, School Bus Driver
Sharon Sommerville, School Bus Driver	Thyra Stewart, School Bus Driver
Michelle Schurz, School Bus Driver	Tom Melendy, School Bus Driver
Charlotte Francis, School Bus Driver	Eugene Frye, School Bus Driver
Chris Smith, School Bus Driver	Russ Bergquist, School Bus Driver
Clark Kelly, School Bus Driver	Faye Morosini, School Bus Driver
Carolyn Goodwin, School Bus Driver	Joe Motillo, School Bus Driver
Joe Vigil, School Bus Driver	Bix Bigler, School Bus Driver
Stephen Langdon, School Bus Driver	Michael Weimer, School Bus Driver
Vicki McCune, School Bus Driver	Floyd Kendall, School Bus Driver
Dave Palella, Mechanic	John Lineback, Mechanic
Jay Yoakum, Mechanic	Billie Waugh, Mechanic
Tim Collins, Lot Lead	Linda Williams, Lot Lead
Joshua Jewkes, Router	Lisa Goodnough, Safety Supervisor
Marsha Jones, Dispatcher	Cynthia “Ann” Jones, Dispatcher
Darrah Barnes, Assistant Manager	Shane Anderson, Operations Manager

“Thank you so much for everything STA did to ensure the safety of my daughter,” added Charlotte Francis, a parent in the Mesa County Valley School District 51 community. “In a time when parents are confused, scared and don’t know what to do, it was comforting to know STA handled my daughter and all of the students with compassion and concern.”

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com